September 21, 2022

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust (the “Trust”), WisdomTree Short-Term Treasury Digital Fund File Nos. 333-25575 and 811-23659

Dear Mr. Worthington:

Pursuant to Rule 461 under the Securities Act of 1933 (“1933 Act”), the Trust respectfully requests that the effectiveness of the Trust’s Registration Statement that was most recently amended by Pre-Effective Amendment No. 6 under the 1933 Act, as filed with the Securities and Exchange Commission on September 21, 2022, be accelerated to Monday, September 26, 2022 or as soon as practicable thereafter.

Foreside Fund Services, LLC., the principal underwriter to the Trust, has also signed this letter requesting effectiveness.

Please contact Michael S. Didiuk at Perkins Coie LLP at (212) 261-6847 with any comments or questions concerning this correspondence.

Sincerely,

WisdomTree Digital Trust	Foreside Fund Services, LLC
By: /s/ Ryan M. Louvar	By: /s/ Teresa Cowan
Name: Ryan M. Louvar	Name: Teresa Cowan
Title: Chief Legal Officer and Secretary	President

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